February 18, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (413) 622-2550

Nicole Funk
President and Chief Executive Officer
Aerobic Creations, Inc.
201-15225 Thrift Avenue
White Rock, B.C., Canada

      Re: 	Aerobic Creations, Inc.
      	Form 10-SB12G
			File No. 000-51091

Dear Ms. Funk:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General

1. Please note that the Form 10-SB goes effective by lapse of time on
February 21, 2005, pursuant to Exchange Act Section 12(g)(1), after which you will be subject to the Exchange Act reporting requirements.

2. In your letter of February 6, 2005, the company did not make the written representations requested in our letter of January 19, 2005.
In connection with responding to our comments in this letter, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Management`s Discussion & Analysis, page 9
Results of Operations

3. We note your response to prior comment number 7. Please disclose whether your officers and directors have entered into any formal agreements to advance funds to the company. If your officers and directors are not obligated to advance funds to the company, then please expand your disclosure to reflect this.

4. We note your response to comment 8 in our letter of January 19, 2005, on pages 10 and 11 that your ability to continue as a going concern is dependent upon raising additional capital or generating revenues. We also note your disclosure on page 9 that you expect existing cash and expected revenues to satisfy your cash requirements for the next twelve months. These statements, taken together, indicate that existing cash reserves are insufficient for you to continue operations for the next twelve months. Please provide discussion of how long you can satisfy cash requirements before it becomes necessary to derive revenues or raise additional financing.

Plan of Operation/Projected Milestones, page 10

5. Please update your statement that you anticipate having four
Mass
Appeal DVDs available for sale by the end of January 2005 to indicate whether you have begun selling DVDs.

6. Please update your statement that you intend to implement your direct sales campaign in January/February to indicate whether you have done so and, if not, when you anticipate launching this campaign. In addition, please update your discussion of when you expect to begin taking orders through your website.
Financial Statements

7. The financial statements should be updated, as necessary, to comply with Rule 310(g) of Regulation S-B.

Cash Flow Statement, page 26

8. The cash flow statement is improperly labeled statements of operations. Please revise.

Note 3 - Common Stock, page 29

9. If the 26 investors to which 800,000 shares of common stock were issued are not related parties, please so state. If one or more of the investors was a related party, please separately identify them and the number of shares.




      Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.









      You may contact Marie Trimeloni, Staff Accountant, at (202) 942-1860 or Rufus Decker, Accounting Branch Chief, at (202) 942-1774
if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 824-5495 or Chris Edwards, Senior Staff Attorney, at (202)
942-
2842 or me at (202) 942-1950 with any other questions.


      			Sincerely,



      			Pamela A. Long
      					Assistant Director



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Nicole Funk
Aerobic Creations, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE